
02006230

50
2-22-02

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31 2002
Estimated average burden	
hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-51970


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 20 2002
WASH, D.C.
354

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Alpha Finance US Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

410 Park Avenue
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David R. Portnoff — **(212) 338-0090** (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

ALPHA FINANCE U.S. CORPORATION

CONTENTS OF REPORT



This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ❑ (c) Statement of Income.
- ❑ (d) Statement of Cash Flows.
- ❑ (e) Statement of Changes in Stockholders' Equity.
- ❑ (f) Statement of Changes in Subordinated Liabilities.
- ❑ (g) Computation of Net Capital.
- ❑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ❑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ❑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ❑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ❑ (l) An Oath or Affirmation.
- ❑ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ❑ (o) Exemptive Provisions under Rule 15c3-3.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a5(e)(3).

410 Park Avenue
New York, N.Y. 10022

Tel: (212) 656 9100
Fax: (212) 656 9137
www.AlphaFinanceUS.com


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of
Alpha Finance US Corporation:

We have audited the accompanying statement of financial condition of Alpha Finance US Corporation as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Alpha Finance US Corporation as of December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

New York, New York
January 17, 2002

ALPHA FINANCE US CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,155,684
DUE FROM BROKERS AND DEALERS	155,070
DUE FROM AFFILIATE	132,766
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization of $388,654	544,912
OTHER ASSETS	49,311
Total assets	$ 2,037,743
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 69,141
Obligation under capital lease	136,712
Total liabilities	205,853
STOCKHOLDERS' EQUITY:	
Common stock, $0.01 par value, 1,000 shares authorized and 153 shares issued and outstanding	10
Paid-in capital	5,652,790
Accumulated deficit	(3,820,910)
Total stockholders' equity	1,831,890
Total liabilities and stockholders' equity	$ 2,037,743

The accompanying notes are an integral part of this statement.

ALPHA FINANCE US CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

1. ORGANIZATION

Alpha Finance US Corporation (the "Company") is a wholly owned subsidiary of Alpha Bank AE (the "Parent"), a Greek financial institution. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company was incorporated on April 21, 1999 and commenced operations on February 24, 2000.

The Company offers, on an agency basis, research, execution and clearing services for Greek and other European equities and fixed income products to U.S. qualified institutional, accredited and retail investors, including initial public offerings, private placements, asset management services, American Depositary Receipts and Global Depositary Receipts.

The Company also offers brokerage services to U.S., Greek and other European retail, private and institutional investors for U.S. securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Property and equipment are depreciated under the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the term of the lease or the useful lives of the improvements.

Amounts due from affiliate and brokers and dealers mainly represent commissions which are denominated in U.S. dollars.

The Company considers investments in money market funds and other highly liquid investments with original maturities of up to three months to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary from these estimates.

3. RELATED PARTY TRANSACTIONS

The Company acts as an agent for institutional customers in the purchase and sale of foreign securities. More specifically, the Company executes orders on an agency basis through affiliated companies (broker-dealers) of the Parent in Greece, Cyprus, and Romania. Institutional customers of the Company settle and clear these trades locally on delivery versus payment or receipt versus payment ("DVP/RVP") basis. The Company's commission on foreign securities transactions are collected by the Parent and remitted periodically.

4. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC. The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debt items arising from customer transactions, as defined. At December 31, 2001, the Company's net capital under the Rule was $1,082,969 which exceeded the minimum requirement of $250,000 by $832,969.

ALPHA FINANCE US CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on a DVP/RVP basis.

5. INCOME TAXES

The Company provides for income in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of items that have been recognized in financial statements or tax returns.

Deferred taxes are determined based upon the difference between the financial statement and tax basis of assets and liabilities, and available carryforwards. At December 31, 2001, net operating loss carryforwards gave rise to a deferred tax asset of $1,757,116, for which a full valuation allowance is provided due to uncertainty of its realization.

As of December 31, 2001, the Company had net operating loss carryforwards of approximately $3,800,000 for U.S. income tax purposes available to offset future taxable income. The net operating loss carryfowards expire in 2021.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the market value of the security is different from the contract amount of the transaction.

The Company has established various procedures to manage credit exposure related to its transactions with off-balance sheet risk, including credit approval and collateral requirements.

7. CAPITAL LEASE

The Company leases certain computer equipment. Commitments for minimum rentals under the noncancelable lease at the end of December 31, 2001 are as follows:

Year ending December 31, 2002	$ 115,293
Thereafter	28,823
Total future minimum lease payments	144,116
Less- Amount representing interest	7,404
Present value of net minimum lease payment	$ 136,712

Property and equipment as of December 31, 2001 include the following amounts for capitalized leases:

Computer equipment	$ 306,602
Less- Accumulated depreciation	178,851
	$ 127,751

ALPHA FINANCE US CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

8. COMMITMENTS

The Company entered into a lease for office space which expires in 2004. Minimum rentals under this lease agreement are as follows:

	Minimum Lease Obligation
Year ending December 31:	
2002	$ 224,475
2003	224,475
Thereafter	187,062
Total future minimum lease payments	$ 636,012

Under the lease terms, annual rent is subject to escalation clauses relating to utilities, taxes and other operating expenses.

9. EMPLOYEE BENEFITS

The Company participates in a 401(k) savings plan covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100%, from 1% up to a maximum of 6% of an employee's base pay.



To the Stockholders of
Alpha Finance US Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of Alpha Finance US Corporation (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we

noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



New York, New York
January 17, 2002